Exhibit 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Announces Positive Updated Preliminary Economic
Assessment for the Springpole Gold Project

Pre-Tax NPV5% of US$1.23 billion, Pre-Tax IRR of 26% and AISC of US$552/oz

Average Annual Gold Production of 410,000 ounces in Years 2 through 9

This news release constitutes a “designated news release” for the purposes of First Mining Gold’s prospectus supplement dated August 19, 2019 to its short form base shelf prospectus dated June 24, 2019.

October 16, 2019 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the positive results of an updated independent Preliminary Economic Assessment (“PEA”) completed for its 100%-owned Springpole Gold Project (the “Project”) located in northwestern Ontario, Canada. The PEA contemplates an open pit mine and milling operation and reflects updated metallurgical testwork that has demonstrated the potential for significantly improved recoveries. The PEA also reflects updated operating and capital cost estimates.

PEA Highlights

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$1.23 billion pre-tax net present value discounted at 5% (“NPV5%”) ($1.75 billion at $1,500/oz gold)
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$841 million after-tax NPV5% ($1.22 billion at $1,500/oz gold)
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26% pre-tax internal rate of return (“IRR”) (33% at $1,500/oz gold), 22% after-tax IRR (28% at $1,500/oz gold)
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Mine life of 12 years with a 2.5-year pre-production period
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Average annual gold production in years 2 through 9 of 410,000 ounces gold and 2.4 million ounces silver; 3.9 million ounces gold and 22 million ounces silver recovered over the Life of Mine (“LOM”)
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Low LOM strip ratio of 2.1 to 1 with a LOM mill grade of 1.0 g/t gold and 5.3 g/t silver
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LOM overall metal recoveries of 88% for gold and 93% for silver
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LOM direct operating cash costs (1) estimated at $575/oz of gold equivalent ($514/oz of gold on a by-product basis)
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LOM all-in sustaining costs (AISC) (2) estimated at $611/oz of gold equivalent ($552/oz of gold on a by-product basis)
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Initial capital costs estimated at $809 million, using an owner-operated mining scenario
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LOM sustaining capital costs estimated at $124 million, plus $26 million for closure costs

Note: Base case parameters assume a gold price of $1,300/oz and a silver price of $20/oz (the same prices used in the 2017 PEA), and an exchange rate (C$ to US$) of 0.75. All currencies are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.
(1) Cash costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.
(2) AISC consists of cash costs plus sustaining and closure costs.

“This updated PEA is an important step forward as we continue to advance and de-risk the Springpole Gold Project,” stated Dan Wilton, CEO of First Mining. “The updated PEA incorporates the potential for improved gold and silver recoveries as a result of the updated metallurgical results that we announced in February 2019. It reinforces the potential for the Springpole Gold Project to become one of Canada’s largest gold mines when in production, with average annual gold production in excess of 400,000 ounces between year 2 and year 9, with a very attractive operating cost profile. The results demonstrate a robust project, with further opportunity to improve on the economics through the optimization studies that will be completed as we advance the Project through a Pre-Feasibility Study.”

This updated PEA for the Springpole Gold Project was prepared by SRK Consulting (Canada) Inc. (“SRK”) of Vancouver, Canada, in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and a technical report for the PEA will be filed by the Company on SEDAR within 45 days of this news release.

Readers are cautioned that the PEA is preliminary in nature and includes Inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

PEA Overview

The Springpole Gold Project, located in northwestern Ontario, Canada, is one of the largest undeveloped open pit gold projects in North America. The Project is located approximately 110 kilometres northeast of the town of Red Lake.

The PEA update evaluates recovery of gold and silver from a 36,000 tonne-per-day (“tpd”) open pit operation, with a process plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bullion.

Important parameters of the updated PEA are presented in the following table.

Key Assumptions
Base Case Commodity Prices	$1,300/oz Au, $20/oz Ag
Exchange Rate (C$ to US$)	0.75
Production Profile
Total Tonnes Processed (mt)	138.5
Total Tonnes Waste (mt)	319.0
Mill Grade - Gold, Silver	1.00 g/t Au, 5.28 g/t Ag
Mine Life	12 years
Throughput (tonnes per day)	36,000 tpd
Strip Ratio (waste:ore)	2.1 : 1
Overall Recovery - Gold, Silver	88% Au, 93% Ag
LOM Metal Recovered - Gold, Silver	3.9 mozs Au, 21.9 mozs Ag
Average Annual Production - Gold, Silver (Years 1 - 11)	356 kozs Au, 2.0 mozs Ag
Peak Production in Year 5 - Gold, Silver	529 kozs Au, 2.9 mozs Ag
Average Annual Production Years 2 to 9 - Gold, Silver	410 kozs Au, 2.4 mozs Ag

Unit Operating Costs (1)
LOM Average Cash Cost (2)	$575/oz gold eq., $514/oz gold (by-product)
LOM Cash Cost plus Sustaining Cost (AISC) (3)	$611/oz gold eq., $552/oz gold (by-product)
Project Economics - $1,300/oz Gold Price
NPV5% - Pre-Tax, After-Tax	$1.23 billion, $841 million
IRR - Pre-Tax, After-Tax	26%, 22%
Payback Period from Production Date	3.4 years
LOM Cash Flow - Pre-Tax, After-Tax	$2.10 billion, $1.49 billion
Project Economics - $1,500/oz Gold Price
NPV5% - Pre-Tax, After-Tax	$1.75 billion, $1.22 billion
IRR - Pre-Tax, After-Tax	33%, 28%
Payback Period from Production Date	2.9 years
LOM Cash Flow - Pre-Tax, After-Tax	$2.88 billion, $2.05 billion

(1) All unit operating costs are shown on both equivalent as well as net of silver by-product credits
(2) Cash costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties
(3) AISC includes cash costs plus sustaining capital and closure costs

Economic Sensitivities

The Project economics and cash flows are highly sensitive to changes in the price of gold.

Springpole Economic Sensitivity to Gold Price

Gold Price (US$/oz)	$1,200	$1,300	$1,400	$1,500
Pre-Tax NPV5%	$972 million	$1.23 billion	$1.49 billion	$1.75 billion
Pre-Tax IRR	23%	26%	30%	33%
After-Tax NPV5%	$652 million	$841 million	$1.03 billion	$1.22 billion
After-Tax IRR	19%	22%	25%	28%

Springpole Economic Sensitivity to Capital Costs

Initial Capital Costs	+10%	$809 million	-10%
Pre-Tax NPV5%	$1.15 billion	$1.23 billion	$1.32 billion
Pre-Tax IRR	24%	26%	29%
After-Tax NPV5%	$773 million	$841 million	$909 million
After-Tax IRR	19%	22%	24%

Springpole Economic Sensitivity to Operating Costs

Operating Costs	+10%	$2.36 billion	-10%
Pre-Tax NPV5%	$1.07 billion	$1.23 billion	$1.39 billion
Pre-Tax IRR	24%	26%	28%
After-Tax NPV5%	$726 million	$841 million	$956 million
After-Tax IRR	20%	22%	24%

Mineral Processing and Metallurgical Testing

The updated PEA reflects higher recoveries for both gold and silver that were a result of the updated metallurgical testwork completed in 2018 and 2019. First Mining contracted M3 Engineering and Technology Corporation (“M3”), with input from First Majestic Silver Corp.’s metallurgical team, to manage a metallurgical testwork program to improve the gold and silver recoveries and to define the process flowsheet.

Based on the testwork carried out, a flowsheet that includes flotation followed by leaching of reground concentrate and combined (rougher plus cleaner) tails presents as the more beneficial processing route for the Project. This flowsheet is based on a primary grind of P80 150 microns (“µm”) ahead of flotation, with a cleaner flotation concentrate being reground to ~17 µm ahead of agitated leaching. Under these conditions, overall extractions achieved were 91% for gold and 96% for silver. When accounting for carbon-in-pulp, carbon stripping and electrowinning circuit losses, the overall recoveries expected and used for the economics presented in the PEA are 88% for gold and 93% for silver.

A proposed flowsheet for processing can be viewed at the following link:

https://www.firstmininggold.com/_resources/maps/2019-10-PEA-Process-Flow-Sheet.pdf

Capital Costs

The capital cost estimate for the proposed open pit operation is based on the scheduled plant throughput rates, as well as a review of similar sized open pit gold operations.

Capital Cost Estimate Details

Initial Capital Cost	Initial ($M)	Sustaining ($M)	LOM ($M)
Open Pit Mining	$149	$52	$201
Processing	$519	$6	$525
Infrastructure	$38	-	$38
Dike and Lake Dewatering (1)	$29	-	$29
Tailings Management Facility	$74	$67	$141
Closure	-	$26	$26
Total	$809	$150	$959
(1) Includes water management

Mining Capital Costs

The open pit mining activities for the Project were assumed to be undertaken by an owner-operated fleet. Mining capital costs were estimated based on a detailed equipment schedule matched to the mining production schedule. Total initial mining equipment capital was estimated at $149 million for the life of the project, inclusive of a 10% contingency and a 5% spares allowance.

Processing Capital Costs

Capital costs for the processing facility were estimated to be $519 million, inclusive of a $104 million contingency. No major plant re-build or expansion was considered during the LOM, with sustaining capital set to maintain the equipment in operating condition. No allowance for salvage value was made.

Site Infrastructure

An overall site plan for the Project can be viewed at the following link:

https://www.firstmininggold.com/_resources/maps/2019-10-PEA-Site-Layout.pdf

Springpole Lake Dewatering

The deposit sits underneath a small portion of the northern bay of Springpole Lake. Three dewatering dikes (coffer dams), with a total length of approximately 510 metres, will need to be constructed to allow this small portion of Springpole Lake to be dewatered. The coffer dams will have a height of 3 metres above the waterline. The small area proposed to be dammed and dewatered totals 152 hectares and represents approximately 6% of the entire surface area of the lake (and approximately 3% of the volume).

A map showing the portion of the lake proposed to be dammed and dewatered within the entire area of Springpole Lake can be viewed at the following link:

https://www.firstmininggold.com/_resources/maps/2019-10-PEA-Springpole-Lake.pdf

Tailings Management Facility

The tailings management facility (“TMF”) has been relocated in the updated PEA to reduce the footprint and haulage costs. It has also been designed to spread the required costs over the LOM. The TMF will be located immediately west of the pit, and in the initial stages will occupy a smaller footprint to reduce the construction period and to minimize the initial capital requirement. The TMF will be constructed with a synthetic liner over the entire footprint to prevent exfiltration of contact water, and the dams will be raised as needed as a measure to spread out the sustaining capital. The dams will be constructed using waste rock that will be hauled directly from the pit.

Roads

The PEA contemplates a 12-metre-wide, two-lane unpaved, 39-kilometre access corridor road that would extend from the Project to the existing Wenasaga Road, a Class 1 Forest Road that connects to the provincial highway system near Ear Falls, Ontario. Alternative corridors for the access road will be further assessed through trade-off studies as part of the Pre-Feasibility Study work for the Project.

Power Infrastructure

It is anticipated that Springpole will be connected to the power grid via a 115 kV power line extending along the planned road corridor. The electricity transmission infrastructure in the area is undergoing a significant upgrade by Wataynikaneyap Power Inc., who are in the process of building a new 230kV transmission line to Pickle Lake. A direct connection to the new transmission line will be assessed through trade-off studies as part of the Pre-Feasibility Study.

Operating Costs

Overall operating costs LOM, as well as on a unit cost, are summarized below.

Operating Costs	LOM ($M)	$/tonne milled	$/oz AuEq.
Mining	$763	$5.50	$180
Processing (1)	$1,350	$9.75	$318
On-Site G&A	$247	$1.78	$58
Total Operating Cost	$2,360	$17.03	$556
Treatment & Refining Charges	$4	n/a	$1
Royalty	$75	n/a	$18
Cash Costs	$2,439	n/a	$575
Sustaining Capital (2)	$150	n/a	$35
All-in Sustaining Costs (AISC)	$2,589	n/a	$611
Note: $/oz AuEq. represent total revenue from payable metal divided by gold price (1) Includes processing, TMF Opex and water management costs (2) Includes closure capital

Operating Cost Estimate Details

Mining Costs

The PEA contemplates open pit mining undertaken by an owner-operated fleet. An average unit mining cost of $1.74 per tonne of material mined was used in the economics. The cost estimate was built from first principles and based on experience of similar sized open pit operations and local conditions. The open pit mining costs consider variations in haulage profiles and equipment selection.

Processing Costs

An average cost of $9.71 per tonne of processed material was used in the PEA, based on the updated process flowsheet. This includes tailings handling, labour, consumables, maintenance and supplies. A power cost of $0.08/kWh was assumed. An additional $0.04 per tonne of processed material was used in the PEA for TMF Opex and water management costs.

Mineral Resources

The mineral resources and resource methodology for the Project has not changed from the prior PEA. The mineral resources stated in the PEA were prepared on March 15, 2017 and have been restated with this updated PEA (with an effective date of September 1, 2019).

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (mozs)	Contained Metal Ag (mozs)
Indicated	139.1	1.04	5.4	4.67	24.19
Inferred	11.4	0.63	3.1	0.23	1.12

Source: Based on the technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, prepared by SRK Consulting (Canada) Inc. and dated September 1, 2019

*Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

**Open pit mineral resources are reported at a COG of 0.4 g/t gold. COGs are based on a gold price of $1,400/oz and a gold processing recovery of 80% and a silver price of $15/oz and a silver processing recovery of 60%.

The current mineral resource model prepared by SRK used 401 core boreholes drilled by previous owners of the property during the period of 2003 to 2013. Drilling subsequent to 2016 was completed by First Mining for metallurgical and geotechnical purposes and hence did not affect the mineral resource. The Project currently consists of three separate mineralized zones: East Extension, Camp (also known as Main) and Portage. The Portage zone is by far the largest of the three and represents more than 90% of the stated mineral resource. There is potential for further exploration upside along strike from the Portage zone in the Springpole Lake area, as well as within the broader Springpole land package. Other targets on the property include Satterly Lake and Horseshoe Island which have undergone drilling by previous operators and may warrant further follow-up exploration in the future.

Over 95% of the contained gold in the resource is classified as Indicated. First Mining does not anticipate requiring any further drilling to convert the remaining Inferred resources in preparation for a Pre-Feasibility level assessment.

Production Schedule and Mine Plan

Mining would occur as a series of open pits with a maximum depth of approximately 400 metres. The deposit is planned to produce a total of 139 Mt of plant process feed and 319 Mt of waste (2.1:1 overall strip ratio) over a twelve-year mine operating life. The current LOM plan focuses on achieving consistent processing feed production rates, mining of higher-grade material early in the schedule and balancing grade and strip ratios.

A summary of the production schedule can be viewed at the following link:

https://www.firstmininggold.com/_resources/maps/2019-10-PEA-Production-Schedule.pdf

Project Enhancement Opportunities

The PEA identified a number of opportunities to enhance the project economics which will be investigated as First Mining continues to advance the Springpole Gold Project. These parameters include:

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Mine Plan Optimization. Refined pit optimization parameters could result in better optimized open pit limits which could reduce the overall strip rate.
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Further Metallurgical Testing. Continued efforts to investigate opportunities to improve the recoveries through further metallurgical testing and refining milling processes.
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Geotechnical Studies. A better hydrogeological and geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
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Resource Expansion. There are other geophysical targets around the current resource where additional drilling has the potential to add resources, which has the potential to extend the LOM.

Recommended Work

The PEA recommends that First Mining advance the Springpole Gold Project to a Pre-Feasibility Study. Activities involved in advancing the project include additional metallurgical testwork, advanced hydrogeological and geotechnical characterization, permitting and continued baseline environmental studies. A number of these studies are ongoing right now as part of the data collection in support of the completion of an Environmental Impact Statement (“EIS”) for the Project.

Permitting and Environmental Baseline Data

First Mining has been actively collecting environmental baseline data necessary to support an Environmental Assessment (“EA”) for the Springpole Gold Project since 2010. The studies, both completed and ongoing, are focused on characterizing all relevant biological and physical components of the aquatic and terrestrial environments that may be impacted by and may interact with the Project. The designs of most of these programs were also vetted by representatives of the Indigenous groups expressing an interest in the project in order to ensure their valued components are consistent with those targeted in the baseline studies. The databases compiled to date within these programs exceeds the level of environmental baseline data one would typically have in support of a Preliminary Economic Assessment.

First Mining continues to advance the Project through the provincial and federal permitting process. The Springpole Gold Project is subject to both provincial and federal EA processes. The goal is to prepare a synchronized EIS that meets the federal and provincial requirements. Community consultation and engagement with various stakeholders is ongoing with a number of consultation meetings taking place with Indigenous communities and other stakeholders. The Company is now in its second round of consultations in readiness for the preparation of the Terms of Reference and EIS preparation.

Qualified Persons and NI 43-101 Technical Report

The updated PEA for the Springpole Gold Project summarized in this news release was completed by SRK and will be incorporated in a NI 43-101 technical report which will be available under the Company’s SEDAR profile at www.sedar.com, and on the Company’s website, within 45 days of this news release. The compilation of the technical report was completed by Dr. Gilles Arseneau (SRK), Ph.D., P.Geo. - Qualified Person for Mineral Resource Evaluation; Mr. Neil Winkelmann (SRK), FAusIMM - Qualified Person for Economic Analysis; Mr. Grant Carlson (SRK), P.Eng. - Qualified Person for Open Pit Mine Engineering; Bruce Andrew Murphy (SRK), P.Eng. - Qualified Person for Open Pit Geotechnical Aspects; Mark Liskowich (SRK), P.Geo. - Qualified Person for Environmental and Social Aspects; Mauricio Herrera (SRK), Ph.D., P.Eng. - Qualified Person for Hydrology; Michael Royle (SRK), M.App.Sci., P.Geo - Qualified Person for Hydrogeology; Michel Noël (SRK), P.Eng. - Qualified Person for Tailings and Coffer Dams;Ms. Laurie Tahija (M3), MMSA-OP - Qualified Person for Mineral Processing and Recovery Methods. By virtue of their education, membership to a recognized professional association and relevant work experience, Dr. Arseneau, Mr. Winkelmann, Mr. Carlson, Mr. Murphy, Mr. Liskowich, Dr. Herrera, Mr. Royle, Mr. Noël, and Ms. Tahija and are independent Qualified Persons as this term is defined by NI 43-101.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources at the Springpole Gold Project; (ii) the PEA representing a viable development option for the Project; (iii) construction of a mine at the Project and related actions, including dewatering activities;Iv) the potential for the Project to become one of Canada’s largest gold mines when in production; (v) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (vi) the estimated amount of future production, both produced and metal recovered; (vii) life of mine estimates and estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine constructed at the Project; (viii) investigation of opportunities to improve the economics of the proposed mine and the success of any such opportunities;(ix) the completion of optimization studies on the Project as it is advanced through a Pre-Feasibility Study;and (ix) timing of filing a technical report for the PEA on SEDAR and preparation of an Environmental Impact Statement. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results, including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices and exchange rate assumed; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the fulfillment of environmental assessment commitments and arrangements with local communities. Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; (ii) variations in rates of recovery and extraction; (iii) the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; (iv) developments in world metals markets; (v) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (vi) increases in the estimated capital and operating costs or unanticipated costs; (vii) difficulties attracting the necessary work force; (viii) availability of necessary financing and any increases in financing costs or adverse changes to the terms of available financing, if any; (ix) tax rates or royalties being greater than assumed; (x) changes in development or mining plans due to changes in logistical, technical or other factors; (xi) changes in project parameters as plans continue to be refined; (xii) risks relating to receipt of permits and regulatory approvals; (xiii) delays in stakeholder negotiations (including negotiations with affected First Nation groups); (xiv) changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; (xv) the effects of competition in the markets in which First Mining operates; (xvi) operational and infrastructure risks; (xvii) management’s discretion to alter the Company’s short and long term business plans; and the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.